EXHIBIT 99.2

CC ACQUISITION GROUP, INC.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

November 21, 2005

Board of Directors

National RV Holdings, Inc.

3411 North Perris Blvd.

Perris, California 92571

Dear Sirs:

We present the following proposal to acquire all of the outstanding shares of common stock of National RV Holdings, Inc. not already owned by us or our affiliates SACC Partners, L.P., B Riley & Co., Inc and Robert B. Lee for $ 6.25 per share in cash. This proposal represents a 13% premium over the closing price on November 18, 2005 and a premium of approximately 27% over the average closing price for the 30 trading days preceding this proposal.

We believe this offer presents an excellent opportunity for the Company’s shareholders to realize a premium for their shares at a fair price.

National RV is unable to manufacture at full capacity due to a lack of demand for Class A motorhomes, causing costly manufacturing inefficiencies. Due to macroeconomic forces, we see this lack of demand continuing for the foreseeable future. This coupled with the company’s inability to successfully launch new products is causing the company to lose money on a daily basis and steadily approach insolvency. This is evidenced by company’s deteriorating share price. We believe it is imperative that the company downsize and take other steps to reduce costs, but that the needed steps may be difficult to achieve as a public company. Further, as large shareholders, we see other significant benefits to being a private company. Among other items, Sarbanes-Oxley 404 compliance is a tremendous burden for NVH, costing the company upwards of $2 million per year in administrative and consulting expenses.

By downsizing and operating as a private company, we believe we can achieve profitability. Privatizing NVH will allow us to take decisive and, if need be, drastic steps to return the company to profitability without having to answer to public scrutiny during the potentially lengthy process. Further, the new financing we plan to provide should help prevent or reduce concern among current and potential dealers and clients.

Finally, we believe it is fair to consider the public market for NVH’s shares illiquid at best. Liquidity could become a serious problem for us as well as other current shareholders because the company faces the prospect of being delisted from the NYSE. We believe a transaction at a substantial premium to recent market prices offers us the chance to return the company to profitability while providing other current shareholders a fair price as well as a liquidity event.

Board of Directors

National RV Holdings, Inc.

November 21, 2005

To facilitate a transaction, we have asked [**] to assist with financing, and engaged Paul, Hastings, Janofsky & Walker LLP as legal advisor. In that regard, [**] has advised us they believe they can provide financing for the proposed transaction that is sufficient to consummate the transaction and provide the company working capital for restructuring. We are ready to negotiate a definitive merger agreement that would contain customary terms and conditions for transactions of this type. Representatives of [**] and Paul Hastings are available to meet with the Board of Directors to discuss this proposal at your earliest convenience.

As indicated, our proposal depends on completion of the necessary financing. We request that while you are considering our proposal you permit our advisors and bank to conduct customary “due diligence” to complete our financing plan, and are prepared to execute an appropriate confidentiality document for this purpose. We acknowledge that any information you provide to us may need to be provided to third parties, subject to similar confidentiality terms. Our proposal is also conditioned upon reaching agreement with a sufficient number of managers to continue their involvement with the company following the transaction on mutually satisfactory terms. We wish to reassure these managers of our commitment to the business and we request your permission to discuss their participation with them.

While we are prepared to move quickly, the Board of Directors will require a reasonable time to evaluate this proposal. Given Robert Lee’s involvement, the Board of Directors may want to establish a special committee to review the proposal, and that committee may choose to engage an investment banking firm to assist in its review.

While we appreciate and respect the Board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration to this proposal is requested. Accordingly, while we reserve the right to terminate this proposal earlier, we plan to terminate or withdraw it if a definitive merger agreement has not been executed by December 31, 2005.

CC ACQUISITION GROUP, INC.
By	/s/ BRYANT R. RILEY
Bryant R. Riley, Vice President

By	/s/ ROBERT B. LEE
Robert B. Lee, Vice President

[**] = Information redacted pursuant to a confidential treatment request. Such omitted information has been filed separately with the Securities and Exchange Commission